Exhibit 99.1

Prenetics Announces Second Quarter 2022 Financial Results and

Raises Full Year Adjusted EBITDA Outlook

•	Revenue of US$51.7 million in the second quarter of 2022

•	Loss from operations of US$(17.9) million and adjusted EBITDA[1] of US$6.5 million in the same period

•	Raises full year adjusted EBITDA guidance to the range of US$35 million to US$45 million, with corresponding full year revenue guidance in the range of US$255 million to US$275 million

•	Strong cash and cash equivalents, short-term financial assets, trade receivables, deposits, prepayments and other receivables of US$215.3 million on balance sheet as of June 30, 2022

•	Successfully launched two pipeline products, ColoClear and Circle SnapShot in the period, growing Prenetics beyond COVID-19 testing services

•

Prenetics and Animoca Brands, the pioneer in Web3 signed an agreement to form a joint venture to create a decentralized digital health data platform on the Metaverse. Additional details to be announced in the fourth quarter of 2022

LONDON AND HONG KONG, September 9, 2022 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a global leader in genomic and diagnostic testing, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Danny Yeung, CEO & Co-founder of Prenetics, said “The current and next fiscal year are critical periods of transformative growth for Prenetics. With the full support of our management and board we have put into motion a sensible strategic plan which guides us in achieving our mission to decentralize healthcare. In doing so, we aim to further grow our business beyond diagnostic testing by penetrating prevention and personalized care segments.

At present, our genetics and diagnostics testing services continue to be our strongest offering. The diagnostics segment is a major contributor to our total revenues and places us into a strong position to execute on our diversification initiatives through M&A. Organically, we expanded our product pipeline through the launch of ColoClear, a non-invasive stool DNA test for the early detection of colorectal cancer and Circle SnapShot, an at-home painless blood test, two major initiatives in placing the control of health into consumers’ hands while in the comfort of their homes. At a global level, we continue to be in deep discussions with various M&A targets, especially in the areas of telehealth, personalized care and specialized clinics. The synergies which we believe we can build upon are expected to provide us the tools needed to build the world’s first global end-to-end healthcare ecosystem.”

Second Quarter 2022 Financial and Operational Highlights

•	Revenue was US$51.7 million for the second quarter of 2022

•

Loss from operations was US$(17.9) million for the second quarter of 2022. Included in the loss were employee equity-settled share-based payment expenses of US$13.0 million and other strategic financing, transactional expense and non-recurring expenses of US $8.8 million

•	Gross margin was 42% for the second quarter of 2022

•	Adjusted EBITDA was US$6.5 million for the second quarter of 2022

•

Maintained strong balance sheet with cash and cash equivalents, short-term financial assets, trade receivables, deposits, prepayments and other receivables of US$215.3 million to support M&A and strategic growth initiatives

•	Ease of quarantine policy globally accelerated resumption of travel and continued COVID-19 testing service volumes, with further momentum into the third and fourth quarter of 2022

[1]

Adjusted EBITDA (non-IFRS) represents (loss)/profit from operations under IFRS before equity-settled share-based payment expenses, depreciation and amortization, other strategic financing, transactional expense and non-operating recurring expense, and finance income, exchange gain or loss. See the section titled “Unaudited Financial Information and Non-IFRS Financial Measures” and the table captioned “Reconciliation of (Loss)/Profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)” for more details.

•	Significant progress with M&A discussions and geographic expansion

•	Robust organic growth - official launch of ColoClear in June 2022 and Circle SnapShot in August 2022. Pipeline product Pet DNA expected to be launched in the fourth quarter of 2022

•	Prenetics has performed and delivered more than 23 million laboratory and at-home COVID-19 tests globally as of June 30, 2022

First Half 2022 Financial Highlights

•

Revenue was US$143.8 million for the six months ended June 30, 2022, compared to US$136.5 million for the six months ended June 30, 2021, representing an increase of 5% year-over-year, on track to beat FY2022 guidance

•

Loss from operations was US$(18.4) million for the six months ended June 30, 2022 compared to profit from operations of US$25.9 million for the six months ended June 30, 2021. Included in the loss were employee equity-settled share-based payment expenses of US$22.3 million and other strategic financing, transactional expense and non-recurring expenses of US$10.5 million

•	Gross margin was 40% for the six months ended June 30, 2022 compared to 42% for the six months ended June 30, 2021

•	Adjusted EBITDA was US$19.3 million for the six months ended June 30, 2022 compared to US$32.6 million for the six months ended June 30, 2021, achieving full year adjusted consensus estimates

Financial Outlook

Prenetics provides guidance based on current market conditions and expectations for revenue and adjusted EBITDA, which is a non-IFRS financial measure.

For the third quarter of 2022, we expect:

•	Revenue to be in the range of US$65 million to US$70 million

•	Adjusted EBITDA to be in the range of US$15 million to US$20 million

About Prenetics

Founded in 2014, Prenetics is a major global diagnostics and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Prevention, Diagnostics and Personalized Care — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across 9 locations, including United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening; and provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. To learn more about Prenetics, visit www.prenetics.com.

Enquires:

Investors:
investors@prenetics.com
Media:
Strategic Public Relations Group
Vicky Lee	+852 2864 4834	Email: vicky.lee@sprg.com.hk
Corinne Ho	+852 2114 4911	Email: corinne.ho@sprg.com.hk
Holly Szeto	+852 2864 4853	Email: holly.szeto@sprg.com.hk
www.sprg.com.hk

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements about Prenetics’ future results of operations and financial position, plans for new product development and geographic expansion, objectives of management for future operations, projections of market opportunity and revenue growth, competitive position, and technological and market trends, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Prenetics, which involve inherent risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. A number of risks and uncertainties could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: changes in applicable laws or regulations applicable to Prenetics; developments related to the COVID-19 pandemic; the regulatory environment and changes in laws, regulations or policies in which Prenetics operate; Prenetics’ ability to successfully compete in highly competitive industries and markets; Prenetics’ ability to continue to adjust its offerings to meet market demand; Prenetics’ ability to attract customers to choose its products and services and grow its ecosystem; political instability in the jurisdictions in which Prenetics operates; the overall economic environment and general market and economic conditions in the jurisdiction in which Prenetics operates; and Prenetics’ ability to execute its strategies, manage growth and maintain its corporate culture as it grows. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties included in Prenetics’ filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time.

Forward-looking statements speak only as of the date they are made. Prenetics does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Website

Prenetics intends to use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company’s website at https://www.prenetics.com/. Accordingly, we recommend you to monitor the investor relations portion of our website at https://ir.prenetics.com/ in addition to following our press releases, SEC filings, and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the “Request Email Alerts” section of our investor relations page at https://ir.prenetics.com/. However, the additional information contained on our website is not part of our SEC filings.

Basis of Presentation

Unaudited Financial Information and Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Financial Information and Non-IFRS Financial Measures.”

Unaudited Financial Information and Non-IFRS Financial Measures

To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, Adjusted EBITDA, adjusted gross profit and adjusted profit for the period. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS operating results (1) Equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, and (4) other discretionary items determined by management. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of Loss from Operations under IFRS and Adjusted EBITDA (Non-IFRS)”, “Reconciliation of Gross Profit under IFRS and Adjusted Gross Profit (Non-IFRS)” and “Reconciliation of Loss attributable to equity shareholders of Prenetics under IFRS and Adjusted Profit for the period (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	June 30, 2022	March 31, 2022	December 31, 2021
	$	$	$
Assets
Property, plant and equipment	12,863,570	13,889,642	13,037,192
Intangible assets	21,675,333	23,866,729	23,826,282
Goodwill	3,538,599	3,841,604	3,978,065
Deferred tax assets	4,983	82,387	79,702
Deferred expenses	8,538,212	—	—
Other non-current assets	449,651	637,816	693,548

Non-current assets	47,070,348	42,318,178	41,614,789

Inventories	11,296,467	15,684,851	6,829,226
Trade receivables	42,634,854	59,248,964	47,041,538
Deferred expenses	4,553,370	—	—
Deposits, prepayments and other receivables	11,563,328	8,162,554	7,817,756
Amounts due from related companies	—	9,670	9,060
Financial assets at fair value through profit or loss	26,746,657	9,906,000	9,906,000
Cash and cash equivalents	134,379,603	34,246,918	35,288,952

Current assets	231,174,279	127,258,957	106,892,532

Total assets	278,244,627	169,577,135	148,507,321

Liabilities
Deferred tax liabilities	596,151	740,057	659,498
Preference shares liabilities	—	517,102,888	486,404,770
Warrant liabilities	8,311,000	—	—
Lease liabilities	3,066,826	3,242,210	3,600,232

Non-current liabilities	11,973,977	521,085,155	490,664,500

Trade payables	8,571,871	14,216,664	9,979,726
Accrued expenses and other current liabilities	14,735,987	31,374,348	36,280,298
Contract liabilities	9,762,974	11,548,746	9,587,245
Lease liabilities	1,874,093	1,503,240	1,666,978
Bank loans	9,201,820	12,076,364	—
Tax payable	3,121,962	2,807,049	1,223,487

Current liabilities	47,268,707	73,526,411	58,737,734

Total liabilities	59,242,684	594,611,566	549,402,234

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	June 30, 2022 $	March 31, 2022 $	December 31, 2021 $
Equity
Share capital (US$0.0001 par value, 500,000,000 shares authorized and 110,979,347 shares issued (March 31, 2022: US$0.0001 par value, 500,000,000 shares authorized and 14,932,033 shares issued; December 31, 2021: US$0.0001 par value, 500,000,000 shares authorized and 14,932,033 shares issued)	11,098	1,493	1,493
Reserves	219,075,867	(424,950,903)	(400,811,431)

Total equity/(equity deficiency) attributable to equity shareholders of the Company	219,086,965	(424,949,410)	(400,809,938)
Non-controlling interests	(85,022)	(85,021)	(84,975)

Total equity/(equity deficiency)	219,001,943	(425,034,431)	(400,894,913)

Total equity and liabilities	278,244,627	169,577,135	148,507,321

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the six months ended
	June 30, 2022 $	June 30, 2021 $
Revenue	143,760,317	136,477,480
Direct costs	(86,027,559)	(79,851,389)

Gross profit	57,732,758	56,626,091
Other income and other net (losses)/gains	(585,339)	356,043
Selling and distribution expenses (included employee equity-settled share-based payment expenses of $39,642 (2021: $5,853))	(8,402,422)	(6,283,243)
Research and development expenses (included employee equity-settled share-based payment expenses of $2,897,319 (2021: $699,028))	(8,664,734)	(2,933,491)
Administrative and other operating expenses (included employee equity-settled share-based payment expenses of $19,213,164 (2021: $2,566,014))	(58,528,531)	(21,889,982)

(Loss)/profit from operations	(18,448,268)	25,875,418
Fair value loss on financial assets at fair value through profit or loss	(1,659,343)	—
Share-based payments on listing[2]	(89,546,601)	—
Fair value loss on convertible securities	—	(29,054,669)
Fair value loss on preference shares liabilities	(60,091,353)	—
Fair value loss on warrant liabilities	(1,539,577)	—
Other finance costs	(3,939,574)	(422,356)

Loss before taxation	(175,224,716)	(3,601,607)
Income tax expense	(1,938,375)	(4,258,869)

Loss for the period	(177,163,091)	(7,860,476)

Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of:
- financial statements of subsidiaries and a joint venture outside Hong Kong	(4,775,936)	(147,833)

Total comprehensive income for the period	(181,939,027)	(8,008,309)

Loss attributable to:
Equity shareholders of Prenetics	(177,163,044)	(7,855,358)
Non-controlling interests	(47)	(5,118)

	(177,163,091)	(7,860,476)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	(181,938,980)	(8,003,191)
Non-controlling interests	(47)	(5,118)

	(181,939,027)	(8,008,309)

[2]

The acquisition of the net assets of Artisan Acquisition Corp. (“Artisan”) on May 18, 2022 does not meet the definition of a business under IFRS and has therefore been accounted for as a share-based payment. The excess of fair value of Prenetics shares issued over the fair value of Artisan’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the six months ended
	June 30, 2022	June 30, 2021
	$	$
Loss per share
Basic loss per share	(3.57)	(0.26)
Diluted loss per share	(3.57)	(0.26)
Weighted average number of common shares:
Basic	49,616,648	30,396,578
Diluted	49,616,648	30,396,578

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	June 30, 2022	March 31, 2022	June 30, 2021
	$	$	$
Revenue	51,716,268	92,044,049	79,023,326
Direct costs	(30,021,343)	(56,006,216)	(44,332,377)

Gross profit	21,694,925	36,037,833	34,690,949
Other income and other net losses	(556,328)	(29,011)	(74,125)
Selling and distribution expenses (included employee equity-settled share-based payment expenses of $30,150 (March 31, 2022: $9,492; June 30, 2021: $4,316))	(3,119,276)	(5,283,146)	(3,928,747)
Research and development expenses (included employee equity-settled share-based payment expenses of $1,647,701 (March 31, 2022: $1,249,618; June 30, 2021: $791,495))	(4,843,244)	(3,821,490)	(1,640,316)
Administrative and other operating expenses (included employee equity-settled share-based payment expenses in $11,316,433 (March 31, 2022: $7,896,731; June 30, 2021: $2,381,565))	(31,073,684)	(27,454,847)	(14,228,784)

(Loss)/profit from operations	(17,897,607)	(550,661)	14,818,977
Fair value loss on financial assets at fair value through profit or loss	(1,659,343)	—	—
Share-based payment on listing	(89,546,601)	—	—
Fair value loss on convertible securities	—	—	(21,788,577)
Fair value loss on preference shares liabilities	(31,815,352)	(28,276,001)	—
Fair value loss on warrant liabilities	(1,539,577)	—	—
Other finance costs	(1,447,778)	(2,491,796)	(387,269)

Loss before taxation	(143,906,258)	(31,318,458)	(7,356,869)
Income tax expense	(270,937)	(1,667,438)	(2,418,181)

Loss for the period	(144,177,195)	(32,985,896)	(9,775,050)

Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of:
- financial statements of subsidiaries and a joint venture outside Hong Kong	(4,245,198)	(530,738)	(144,558)

Total comprehensive income for the period	(148,422,393)	(33,516,634)	(9,919,608)

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	June 30,	March 31,	June 30,
	2022	2022	2021
	$	$	$
Loss attributable to:
Equity shareholders of Prenetics	(144,177,194)	(32,985,850)	(9,772,377)
Non-controlling interests	(1)	(46)	(2,673)

	(144,177,195)	(32,985,896)	(9,775,050)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	(148,422,392)	(33,516,588)	(9,916,935)
Non-controlling interests	(1)	(46)	(2,673)

	(148,422,393)	(33,516,634)	(9,919,608)

Loss per share
Basic loss per share	(2.91)	(1.06)	(0.32)
Diluted loss per share	(2.91)	(1.06)	(0.32)
Weighted average number of common shares:
Basic	49,616,648	31,207,949	30,396,578
Diluted	49,616,648	31,207,949	30,396,578

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of (Loss)/profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)

	For the six months ended
	June 30,	June 30,
	2022	2021
	$	$
(Loss)/profit from operations under IFRS	(18,448,268)	25,875,418
Employee equity-settled share-based payment expenses	22,344,081	3,537,228
Depreciation and amortization	4,102,685	2,362,372
Other strategic financing, transactional expense and non-recurring expenses	10,549,874	1,195,386
Finance income, exchange gain or loss, net	703,368	(321,377)

Adjusted EBITDA (Non-IFRS)	19,251,740	32,649,027

	For the three months ended
	June 30,	March 31,	June 30,
	2022	2022	2021
	$	$	$
(Loss)/profit from operations under IFRS	(17,897,607)	(550,661)	14,818,977
Employee equity-settled share-based payment expenses	12,966,966	9,377,115	3,290,531
Depreciation and amortization	1,947,390	2,155,295	1,234,547
Other strategic financing, transactional expense and non-recurring expenses	8,854,689	1,695,185	692,702
Finance income, exchange gain or loss, net	671,596	31,772	75,958

Adjusted EBITDA (Non-IFRS)	6,543,034	12,708,706	20,112,715

Reconciliation of Gross Profit under IFRS and Adjusted Gross Profit (Non-IFRS)

	For the six months ended
	June 30,	June 30,
	2022	2021
	$	$
Gross profit under IFRS	57,732,758	56,626,091
Depreciation and amortization	863,103	448,441

Adjusted gross profit (Non-IFRS)	58,595,861	57,074,532

	For the three months ended
	June 30,	March 31,	June 30,
	2022	2022	2021
	$	$	$
Gross profit under IFRS	21,694,925	36,037,833	34,690,949
Depreciation and amortization	445,484	417,619	243,049

Adjusted gross profit (Non-IFRS)	22,140,409	36,455,452	34,933,998

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of Loss attributable to equity shareholders of Prenetics under IFRS and Adjusted profit for the period (Non-IFRS)

	For the six months ended
	June 30, 2022 $	June 30, 2021 $
Loss attributable to equity shareholders of Prenetics under IFRS	(177,163,044)	(7,855,358)
Employee equity-settled share-based payment expenses	22,344,081	3,537,228
Other strategic financing, transactional expense and non-recurring expenses	10,549,874	1,195,386
Share-based payment on listing	89,546,601	—
Fair value loss on convertible securities	—	29,054,669
Fair value loss on preference shares liabilities	60,091,353	—
Fair value loss on warrant liabilities	1,539,577	—
Fair value loss on financial assets at fair value through profit or loss	1,659,343	—

Adjusted profit for the period (Non-IFRS)	8,567,785	25,931, 925

	For the three months ended
	June 30, 2022 $	March 31, 2022 $	June 30, 2021 $
Loss attributable to equity shareholders of Prenetics under IFRS	(144,177,194)	(32,985,850)	(9,772,377)
Employee equity-settled share-based payment expenses	12,966,966	9,377,115	3,290,531
Other strategic financing, transactional expense and non-recurring expenses	8,854,689	1,695,185	692,702
Share-based payment on listing	89,546,601	—	—
Fair value loss on convertible securities	—	—	21,788,577
Fair value loss on preference shares liabilities	31,815,352	28,276,001	—
Fair value loss on warrant liabilities	1,539,577	—	—
Fair value loss on financial assets at fair value through profit or loss	1,659,343	—	—

Adjusted profit for the period (Non-IFRS)	2,205,334	6,362,451	15,999,433